June 8, 2005
By Edgar "CORRESP"


Ms. Meagan Caldwell
United States Securities and Exchange Commission
Washington, D. C. 20549-0303


Re: COLONIAL COMMERCIAL CORP. ("COMPANY") 2004 FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Dear Ms. Caldwell:

Thank you for your letter of May 26, 2005. At your request, we are responding to each of your points with this supplemental letter. We are keying our responses to your comments.

     1. We acknowledge your first comment and will include the revisions referred to later in this letter in our future filings.

     2. In your Comment 2 you ask us to include estimated interest payments on our debt in our contractual obligation table and further ask us to disclose any assumptions made to derive these amounts.

               a.   Contractual Obligations will be presented as follows:

               Contractual Obligations:
               ------------------------

               The following table represents certain contractual commitments associated with operating agreements, obligations to financial institutions and other long-term debt obligations as of December 31, 2004:

                                               Payment Due by Period (in thousands)
                                      -----------------------------------------------------
                                               Less than                             Over
                                       Total     1 Year    1-3 Years   4-5 Years   5 Years
                                      -----------------------------------------------------
Operating leases                      $12,055  $    2,720  $    6,808  $    1,321  $  1,206
Compensation agreements                 1,835         680       1,155           -         -
Notes payable                           1,514         115       1,131         268         -
Notes payable interest                    444         126         306          12         -
Line of credit                         12,325      12,325           -           -         -
Line of credit interest                   747         747           -           -         -
                                      -------  ----------  ----------  ----------  --------
Totals                                $28,920  $   16,713  $    9,400  $    1,601  $  1,206
                                      =======  ==========  ==========  ==========  ========

               Notes payable carry a fixed interest percentage rate per annum, with the exception of a $750,000 note that accrues interest at the prime rate. "Notes payable interest" in the table assumes an average annual prime rate of 6.25%. The prime rate as of December 31, 2004 was 5.25%. See Note 6, Notes Payable, of the Financial Statements for the terms of these notes.


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
               "Line of credit" in the table is shown as a less than one year obligation because the lending bank may demand payment at any time. The line of credit consists of a revolving credit line that bears interest at .25% below prime and a term loan that bears interest at .50% above prime. "Line of credit interest" in the table assumes that the principal amount outstanding on the line is paid in full on December 31, 2005, that the principal amount to be repaid on that date will be $12,325,000 (which is the principal amount that was outstanding on December 31, 2004), and assumes that the average prime rate will be 6.25% in 2005. The prime rate was 5.25% as of December 31, 2004. See Note 5, Financing Arrangements, of the Financial Statements for the terms of the line of credit.

     3. In your Comment 3 you request that we expand our disclosure regarding inventory shipments to include whether we include in our "cost of sales" line item the following: inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and the other costs of our distribution network. You also request that, if we currently exclude a portion of these costs from cost of sales, we note that our gross margins are not comparable to those of other entities that include these costs in cost of sales.

               a. We will disclose that our "cost of sales" line item excludes incoming freight, purchasing, receiving, inspection, warehousing and handling costs, and that we include these costs in our selling, general and administrative expenses. We will also indicate that our gross margins may differ from others in this or similar industries that do include these items in their costs of sales line item.

     4. In your Comment 4 you note that our counsel has advised us that they are not aware of any material pending or threatened litigation, claims or assessments, except for one matter of which any verdict or settlement will be covered by insurance. You ask us to describe how the nature of this claim, including the differences that would cause us to be liable, differs from the other claims and potential claims. You also ask us to describe the amount or range of amounts relating to this claim.

               a. The matter referred to in your letter is a lawsuit (captioned Rhodes v. A.O. Smith Corporation, et al., filed on or about April 26, 2004 in the Superior Court of New Jersey, Law Division, Middlesex County, Docket Number MID-L-2979-04AS) in which plaintiff claims to have contracted mesothelioma as a result of his occupational exposure to asbestos dust and fibers. Counsel expects that trial of this lawsuit would result in an adverse verdict and estimates that the total adverse verdict for all defendants could range between $500,000 and $2,500,000. Any such verdict would be covered by insurance. The lawsuit differs from other lawsuits in that plaintiff has established the nature of his disease and that a predecessor of the Company was a major supplier of the asbestos containing products that he alleges caused his disease. The Company is a defendant in this lawsuit, as well as other asbestos related lawsuits, solely because the Company purchased the assets and the name of the predecessor of the Company. All of these claims relate to alleged sales of asbestos products, or products containing asbestos, by the Company's predecessor. The Company never sold any asbestos related products. Furthermore, because the Company never sold asbestos products nor products containing asbestos, and because of our indemnification agreements as well as insurance coverage referred to in our initial letter, the matter is not material to our Company and is set out as a matter of disclosure only.


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
     5. In your Comment 5 you request certain information relating to asbestos-related claims.

               a. We do not have probable product liabilities related to asbestos related claims because of indemnification agreements, and insurance coverage, and because we never sold asbestos products nor products containing asbestos. Accordingly, we have made no accruals or reserves for asbestos claims or settlements and have not recorded any expense for these claims and settlements.

               b. All claims and legal defenses have been handled by insurers. Our insurers have not provided the roll-forward and settlement information that you request.


                                        Sincerely,

                                        /s/Bernard Korn
                                        ---------------
                                        Bernard Korn
                                        Chief Executive Officer


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